

Mail Stop 3233

December 22, 2015

Via E-Mail
Donna Brandin
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ 08701

**Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 31, 2015
File No. 0-52610**

Dear Ms. Brandin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1A. Risk Factors

Our revenue will be impacted by the success and economic viability of our anchor retail tenants…, page 24

1. To the extent any of your leaseholders account for 5% or more of your rentable space, please identify these tenants in future Exchange Act periodic reports.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Net Asset Value, page 46

2. We note your disclosure on page 50 regarding your conclusion that the outstanding indebtedness of the Gulf Coast Industrial Portfolio and Oakview Plaza either exceeds or

approximates estimated fair values and therefore the value of those properties was equal to the outstanding indebtedness. Please address the following as it relates to these valuations:

- Tell us how you concluded that outstanding mortgage debt is a reasonable basis to approximate fair value.
- Tell us how the continued loss of excess cash flow from the Gulf Coast Industrial Portfolio and the placement of the indebtedness in default as described on page 71 impacts your valuation of the properties.
- Your disclosure implies that you performed a separate fair value analysis, please advise and to the extent that such an analysis was performed, provide to us additional details of that analysis.
- To the extent that the outstanding indebtedness exceeds the estimated fair values, tell us how you concluded it was appropriate to use a value that exceeds fair value.

3. We note that you disclose the weighted average for the key assumptions used in the primary valuation method on page 50. In future Exchange Act periodic reports, please disclose the weighted average for each key assumption broken out by material property type or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 61

4. In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Item 8. Financial Statements and Supplementary Data

Note 9 – Marketable Securities and Fair Value Measurements

Fair Value Measurements, page 104

5. We note that you measured the fair value of certain marketable securities using Level 2 inputs. Please tell us the consideration that you gave to the disclosure requirements within ASC 820-10-50-2(bbb).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney at 202-551-3758 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities